Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

January 23, 2025

VIA EDGAR TRANSMISSION

Alison White

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal Trust II (the “Trust”)
Post-Effective Amendment No. 284 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) File Nos. 811-23793; 333-264478

Dear Ms. White:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on January 8, 2025, with respect to the Registration Statement and the Trust’s proposed new series, the Defiance AI & Power Infrastructure ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

Prospectus

General

1.	Please provide the Staff with a copy of the Index’s methodology and list of anticipated or current top 10 holdings and the basis for each one’s inclusion in the index.

Response: The requested materials have been provided to the Staff under separate cover.

Fee and Expense Table

2.	Please provide us with the completed fee table and expense example prior to the effective date. Please also bold the second sentence of the paragraph preceding the fee table.

Response: The Fund’s completed Fees and Expenses table and Expense Example are as shown in the attached Appendix A. The referenced sentence has also been bolded.

Principal Investment Strategies

3.	In the first paragraph there are references to “decentralized energy technologies.” Where appropriate in the prospectus, please provide some examples of “decentralized energy technologies.”

Response: The Trust responds by making the suggested revisions as provided to the Staff under separate cover.

4.	Revise to specifically disclose the revenue and other thresholds required for a company to be included in each sub-theme and the index generally. If the thresholds are lower than 50%, discuss in correspondence how you will satisfy your 80% policy as drafted while also reliably tracking the index.

Response: The Trust responds by revising the disclosure as provided to the Staff under separate cover. The Trust also responds supplementally by directing the Staff to the disclosure in the Item 9 section stating that for the purposes of the Fund’s 80% test, the Fund defines an “AI & Power Infrastructure Company” as company that generates at least 50% of its revenue from one or more of the Sub-Themes.

5.	With respect to the “Electric Utilities” bullet on page 3, clarify how companies “meet the thresholds for” the bullets describing “the data center and technology industry” and “nuclear reactor technology.” Also, why is “nuclear reactor technology included” here as well as in the “Power Generation Equipment - Generators and Nuclear Reactors” Sub-Theme above?

Response: The Trust responds by revising the disclosure as provided to the Staff under separate cover.

6.	With respect to the “Data Centers and AI Hardware” Sub-Theme on page 3, revise to explain “colocation services” and “AI Hardware.”

Response: The Trust responds by revising the disclosure as provided to the Staff under separate cover.

7.	Disclose the number of index constituents and market cap range as of a recent date.

Response: The Trust responds by revising the disclosure as provided to the Staff under separate cover.

8.	Regarding the Fund’s 80% policy, please confirm the Fund has adopted or will adopt and implement written policies and procedures reasonably designed to ensure that the index’s name is not materially misleading or deceptive. In other words, rather than just relying on the index, confirm there is a process for the Fund to conduct its own analysis to ensure the 80% policy is satisfied.

Response: The Trust responds by confirming supplementally that the Fund has adopted written policies and procedures to verify compliance with the 80% requirement independently of the Index. Specifically, the Fund will use a third-party data source to review each holding’s revenue composition and confirm that the Fund remains above the 80% threshold.

9.	In the “Additional Notices” section it states that “The Adviser (“Licensee”) has entered into a licensing agreement with the Index Provider to use the Index. The Fund is entitled to use its Index pursuant to a sub-licensing arrangement with the Adviser.” Please confirm that any sub-licensing agreement will be filed as an exhibit to the registration statement.

Response: The Trust responds supplementally by confirming that the Fund is permitted to use the Index pursuant to an agreement between the Adviser and the Index Provider. However, the Trust does not consider this arrangement to be a material Fund contract per the requirements of Form N-1A and therefore respectfully declines to file it as an exhibit to the registration statement.

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If you have any questions or require further information, please contact John Hadermayer at (262) 318-8236 or jhadermayer@tidalfg.com.

Sincerely,

/s/ John Hadermayer

John Hadermayer

SVP of Legal Services

Tidal Investments LLC

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Appendix A

Investment Objective

The Defiance AI & Power Infrastructure ETF (the “Fund”) seeks to track the performance, before fees and expenses, of the MarketVector™ US Listed AI and Power Infrastructure Index (the “Index”).

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.69%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses(2)	0.00%
Total Annual Fund Operating Expenses	0.69%

(1)	The Fund’s investment adviser, Tidal Investments LLC (the “Adviser”), a Tidal Financial Group, will pay, or require a sub-adviser to pay, all of the Fund’s expenses, except for the following: advisory and sub-advisory fees, interest charges on any borrowings made for investment purposes, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940 Act (the “1940 Act”), litigation expenses, and other non-routine or extraordinary expenses.

(2)	Based on estimated amounts for the current fiscal year.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$70	$221

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